Exhibit 99.7

JANUARY 27, 2015

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards. Financial statements are not precise since they include certain amounts based upon estimates and judgements. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with International Financial Reporting Standards.

The Company maintains systems of internal controls, which are designed to provide reasonable assurance that accounting records are reliable and to safeguard the Company’s assets.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and Management’s Discussion and Analysis, considers the report of the external auditors, assesses the adequacy of the internal controls of the Company, approves the services provided by the external auditors, examines the fees and expenses for audit services, and recommends to the Board the independent auditors for appointment by the shareholders. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

/s/ PETER C. WIJNBERGEN	/s/ ROBIN E. LAMPARD
PETER C. WIJNBERGEN	ROBIN E. LAMPARD
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

1 NORBORD 2014 ANNUAL REPORT

Independent Auditors’ Report

To the Shareholders of Norbord Inc.

We have audited the accompanying consolidated financial statements of Norbord Inc., which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Norbord Inc. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

/s/ KPMG LLP
KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

January 27, 2015

Toronto, Canada

NORBORD 2014 ANNUAL REPORT 2

Consolidated Balance Sheets

(US $ millions)	Note	Dec 31, 2014	Dec 31, 2013
Assets
Current assets
Cash and cash equivalents		$25	$193
Accounts receivable	3	121	130
Tax receivable		4	11
Inventory	4	125	120

		275	454
Non-current assets
Property, plant and equipment	5	800	794
Deferred income tax assets	9	29	14

		829	808

		$1,104	$1,262

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$181	$206

Non-current liabilities
Long-term debt	6	434	433
Other liabilities	7	31	27
Deferred income tax liabilities	9	99	120

		564	580

Shareholders’ equity	10	359	476

		$1,104	$1,262

(See accompanying notes)

On behalf of the Board:

/s/ ROBERT J. HARDING	/s/ PETER C. WIJNBERGEN
ROBERT J. HARDING	PETER C. WIJNBERGEN
Chair	President and Chief Executive Officer

3 NORBORD 2014 ANNUAL REPORT

Consolidated Statements of Earnings

Years ended December 31 (US $ millions, except per share information)	Note	2014	2013
Sales		$1,198	$1,343
Cost of sales		(1,097)	(1,042)
General and administrative expenses		(11)	(14)

Earnings before finance costs, costs related to Ainsworth combination, costs on early debt extinguishment, income tax and depreciation		90	287
Finance costs	3, 6	(30)	(37)
Costs related to Ainsworth combination	18	(5)	—
Costs on early debt extinguishment	6	—	(20)

Earnings before income tax and depreciation		55	230
Depreciation	5	(60)	(56)
Income tax recovery (expense)	9	31	(25)

Earnings		$26	$149

Earnings per common share	11
Basic		$0.49	$2.92
Diluted		0.48	2.79

(See accompanying notes)

Consolidated Statements of Comprehensive (Loss) Income

Years ended December 31 (US $ millions)	Note	2014	2013
Earnings		$26	$149
Other comprehensive income, net of tax
Item that will not be reclassified to earnings:
Actuarial (loss) gain on post-employment obligations	9	(6)	15
Item that may be reclassified subsequently to earnings:
Foreign currency translation (loss) gain on foreign operations	9	(23)	4

Other comprehensive (loss) income, net of tax		(29)	19

Comprehensive (loss) income		$(3)	$168

(See accompanying notes)

NORBORD 2014 ANNUAL REPORT 4

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31 (US $ millions)	Note	2014	2013
Share capital
Balance, beginning of year		$661	$346
Issue of common shares	10	1	315

Balance, end of year		$662	$661

Contributed surplus
Balance, beginning of year		$6	$44
Stock-based compensation	10	1	1
Warrants and stock options exercised	10	—	(39)

Balance, end of year		$7	$6

Retained earnings
Balance, beginning of year		$(190)	$(11)
Transfer to accumulated other comprehensive income	10	—	26

Adjusted balance, beginning of year		(190)	15
Earnings		26	149
Common share dividends		(116)	(91)
Warrants exercised	10	—	(263)

Balance, end of year[i]		$(280)	$(190)

Accumulated other comprehensive (loss) income
Balance, beginning of year		$(1)	$6
Transfer from retained earnings	10	—	(26)

Adjusted balance, beginning of year		(1)	(20)
Other comprehensive (loss) income		(29)	19

Balance, end of year	10	$(30)	$(1)

Shareholders’ equity		$359	$476

(See accompanying notes)

[i]	Retained earnings comprised of:

Deficit arising on cashless exercise of warrants in 2013 (note 10)	$(263)	$(263)
All other retained earnings	(17)	73

5 NORBORD 2014 ANNUAL REPORT

Consolidated Statements of Cash Flows

Years ended December 31 (US $ millions)	Note	2014	2013
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings		$26	$149
Items not affecting cash:
Depreciation		60	56
Deferred income tax	9	(35)	26
Other items		(5)	19

		46	250
Net change in non-cash operating working capital balances	12	(24)	5
Net change in tax receivable		7	(11)

		29	244

Investing activities
Investment in property, plant and equipment		(81)	(79)

Financing activities
Common share dividends paid		(115)	(91)
Debt issue costs	6	(1)	(5)
Repayment of debt	6	—	(240)
Issue of debt	6	—	240
Costs on early debt extinguishment	6	—	(17)
Issue of common shares, net	10	—	13

		(116)	(100)

Cash and cash equivalents
(Decrease) increase during the year		(168)	65
Balance, beginning of year		193	128

Balance, end of year	12	$25	$193

(See accompanying notes, including note 12 for supplemental cash flow information.)

NORBORD 2014 ANNUAL REPORT 6

Notes to the Consolidated Financial Statements

(in US $, unless otherwise noted)

In these notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, a related party by virtue of a controlling equity interest in the Company.

NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY

Norbord is an international producer of wood-based panels with 13 plant locations in the United States, Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Interpretations of the International Financial Reporting Interpretations Committee. These financial statements were authorized for issuance by the Board of Directors of the Company on January 27, 2015.

(b)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and all its wholly-owned subsidiaries.

(c)	Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value (as described in note 14).

(d)	Functional and Presentation Currency

The US dollar is the functional and presentation currency of the Company. Each of the Company’s subsidiaries determines its functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.

(e)	Changes in Accounting Standards

Levies

In May 2013, the IASB issued IFRIC 21, Levies (IFRIC 21), which provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 became effective for the Company on January 1, 2014 and did not have an impact on the Company’s financial statements.

(f)	Foreign Currency Translation

Assets and liabilities of foreign operations having a functional currency other than the US dollar are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in accumulated other comprehensive income. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

Foreign currency-denominated monetary assets and liabilities of the Company and its subsidiaries are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in

7 NORBORD 2014 ANNUAL REPORT

earnings. Gains or losses on transactions that hedge these items are also included in earnings. Revenue and expenses are measured at average rates during the period. Foreign currency-denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date. Foreign exchange gains or losses arising from monetary assets or liabilities in a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (OCI).

(g)	Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, and investment-grade money market securities and bank term deposits with maturities of 90 days or less from the date of purchase. Cash and cash equivalents are recorded at fair value.

(h)	Inventories

Inventories of finished goods, raw materials and operating and maintenance supplies are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour and an allocation of overhead.

(i)	Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated depreciation. Borrowing costs are included as part of the cost of a qualifying asset. Property and plant includes land and buildings. Buildings are depreciated on a straight-line basis over 20 to 40 years. Production equipment is depreciated using the units-of-production basis. This method amortizes the cost of equipment over the estimated units to be produced during its estimated useful life, which ranges from 10 to 25 years. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over their useful lives. These periods are assessed at least annually to ensure that they continue to approximate the useful lives of the related assets.

Property, plant and equipment is tested for impairment only when there is an indication of impairment. Impairment testing is a one-step approach for both testing and measurement, with the carrying value of the asset or group of assets compared directly to the higher of fair value less costs to sell and value in use. Fair value is measured at the sale price of the asset or group of assets in an arm’s length transaction. Value in use is based on the cash flows of the asset or group of assets, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The projection of future cash flows takes into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss exists, it is recorded against earnings. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying value that would have remained had no impairment loss been recognized previously. IFRS requires such reversals to be recognized in earnings if certain criteria are met.

(j)	Employee Future Benefits

Norbord sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Norbord’s defined benefit pension plans are generally based on an employee’s length of service and their final five years’ average salary; the plans do not provide for indexation of benefit payments.

The measurement date for all defined benefit pension plans is December 31. The obligations associated with Norbord’s defined benefit pension plans are actuarially valued using the projected unit credit method, management’s best estimate assumptions, salary escalation, inflation, life expectancy, and a current market discount rate. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability. All actuarial gains or losses are recognized immediately through OCI.

NORBORD 2014 ANNUAL REPORT 8

(k)	Financial Instruments

The Company periodically utilizes derivative financial instruments solely to manage its foreign currency, interest rate and commodity price exposures in the ordinary course of business. Derivatives are not used for trading or speculative purposes. All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed to ensure that the changes in the value of these derivatives are highly effective in offsetting changes in the fair values, net investments or cash flows of the hedged exposures. Accordingly, all gains and losses (realized and unrealized, as applicable) on such derivatives are recognized in the same manner as gains and losses on the underlying exposure being hedged. Any resulting carrying amounts are included in other assets if there is an unrealized gain on the derivative, or in other liabilities if there is an unrealized loss on the derivative.

The fair values of the Company’s derivative financial instruments are determined by using observable market inputs for similar assets and liabilities. These fair values reflect the estimated amount that the Company would have paid or received if required to settle all outstanding contracts at period-end. The fair value measurements of the Company’s derivative financial instruments are classified as Level 2 of a three-level hierarchy, as fair value of these derivative instruments is based on observable market inputs. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. However, the Company’s Board-approved financial policies require that derivative transactions be executed only with approved highly rated counterparties under master netting agreements; therefore, the Company does not anticipate any non-performance.

The carrying value of the Company’s non-derivative financial instruments approximates fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

(l)	Debt Issue Costs

The Company accounts for transaction costs that are directly attributable to the issuance of long-term debt by deducting such costs from the carrying value of the long-term debt. The capitalized transaction costs are amortized to interest expense over the term of the related long-term debt using the effective interest rate method.

(m)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes and provides for temporary differences between the tax basis and carrying amounts of assets and liabilities. Accordingly, deferred tax assets and liabilities are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been substantively enacted at the balance sheet date. In addition, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the year of enactment or substantive enactment. Current and deferred income taxes relating to items recognized directly in other comprehensive income are also recognized directly in other comprehensive income. The Company assesses recoverability of deferred tax assets based on the Company’s estimates and assumptions. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. Previously unrecognized tax assets are recognized to the extent that it has become probable that future taxable profit will support their realization, or derecognized to the extent it is no longer probable that the tax assets will be recovered.

9 NORBORD 2014 ANNUAL REPORT

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from the functional currency. Any translation gains or losses arising on the remeasurement of these items at current exchange rates versus historic exchange rates which give rise to a temporary difference are recorded as a deferred tax asset or liability.

(n)	Share-Based Payments

The Company issues share-based awards to certain employees in the form of stock options that vest evenly over a five-year period. The fair value of the awards on the grant date is determined using a fair value model (Black-Scholes option pricing model). Each tranche of the award is considered to be a separate grant based on its respective vesting period. The fair value of each tranche is determined separately on the date of grant and recognized as compensation expense, net of forfeiture estimate, over the term of its respective vesting period, with a corresponding increase to contributed surplus. Upon exercise of the award the issued shares are recorded at the corresponding amount in contributed surplus, plus the cash proceeds received.

(o)	Revenue Recognition

Sales are recognized when the risks and rewards of ownership pass to the purchaser. This is generally when goods are shipped. Sales are recorded net of discounts.

Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third-party transport on a freight-on-board shipping point basis. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

(p)	Impairment of Non-Derivative Financial Assets

Financial assets not classified at fair value through profit or loss are assessed at each reporting date to determine whether there is objective evidence of impairment.

(q)	Measurements of Fair Value

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values. If third-party information, such as broker quotes or pricing services, is used to measure fair values, then management assesses the evidence obtained from these sources to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation technique as follows:

Level 1	–	unadjusted quoted prices available in active markets for identical assets or liabilities;

Level 2	–	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3	–	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(r)	Critical Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make critical judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates. Such differences in estimates are recognized when realized on a prospective basis.

NORBORD 2014 ANNUAL REPORT 10

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

A.	Judgements

Information about management’s judgement made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional Currency

The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency.

(ii)	Income Taxes

In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. To the extent that a recognition or derecognition of a deferred tax asset is required, current period earnings or OCI will be affected.

B.	Estimates

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended December 31, 2014 are:

(i)	Inventory

The Company estimates the net realizable value of its inventory using estimates regarding future selling prices.

(ii)	Property, Plant and Equipment

When determining the value in use of property, plant and equipment during impairment testing, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; maintenance and other capital expenditures; discount rates; useful lives; and residual values.

(iii)	Employee Benefit Plans

The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(iv)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

11 NORBORD 2014 ANNUAL REPORT

(v)	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

(s)	Future Changes in Accounting Policies

(i)	Financial Instruments

In July 2014, the IASB issued the final publication of International Financial Reporting Standard 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 is effective for the year ending December 31, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 9 on its financial statements.

(ii)	Revenue from Contracts with Customers

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenues from Contracts with Customers (IFRS 15), which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. IFRS 15 is effective for the year ending December 31, 2017. The Company is currently assessing the impact of IFRS 15 on its financial statements.

NOTE 3. ACCOUNTS RECEIVABLE

The Company has a $100 million accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $102 million (December 31, 2013 – $113 million) in accounts receivable and did not have any drawings (December 31, 2013 – $nil) relating to this program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount of drawings fluctuates with the level of accounts receivable transferred, the timing of cash settlements and the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes (note 13). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as interest expense.

The securitization program contains no financial covenants. However, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at January 27, 2015, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

NORBORD 2014 ANNUAL REPORT 12

NOTE 4. INVENTORY

(US $ millions)	Dec 31, 2014	Dec 31, 2013
Raw materials	$30	$31
Finished goods	51	48
Operating and maintenance supplies	44	41

	$125	$120

At period-end, the provision to reflect inventories at the lower of cost and net realizable value was $2 million (December 31, 2013 – $1 million).

The amount of inventory recognized as an expense was as follows:

(US $ millions)	2014	2013
Cost of inventories	$1,061	$1,005
Depreciation on property, plant and equipment	60	56

	$1,121	$1,061

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

(US $ millions)	Land	Buildings	Production Equipment	Construction in Progress	Total
Cost
December 31, 2012	$10	$120	$768	$19	$917
Additions	—	—	15	68	83
Disposals	—	—	(23)	—	(23)
Transfers	—	—	43	(43)	—
Effect of translation	—	2	2	—	4

December 31, 2013	10	122	805	44	981
Additions	—	—	33	45	78
Disposals	—	—	(6)	—	(6)
Transfers	—	8	57	(65)	—
Effect of translation	—	(3)	(13)	—	(16)

December 31, 2014	$10	$127	$876	$24	$1,037

Accumulated depreciation
December 31, 2012	$—	$24	$129	$—	$153
Depreciation	—	8	48	—	56
Disposals	—	—	(23)	—	(23)
Effect of translation	—	1	—	—	1

December 31, 2013	—	33	154	—	187
Depreciation	—	8	52	—	60
Disposals	—	—	(6)	—	(6)
Effect of translation	—	(1)	(3)	—	(4)

December 31, 2014	$—	$40	$197	$—	$237

Net
December 31, 2013	$10	$89	$651	$44	$794
December 31, 2014	10	87	679	24	800

During the year, $1 million (December 31, 2013 – $nil) in interest costs were capitalized and included as part of the cost of qualifying assets.

13 NORBORD 2014 ANNUAL REPORT

NOTE 6. LONG-TERM DEBT

(US $ millions)	Dec 31, 2014	Dec 31, 2013
Principal amount
Senior secured notes due 2017	$200	$200
5.375% senior secured notes due 2020	240	240

	440	440
Debt issue costs	(6)	(7)

	$434	$433

Maturities of long-term debt are as follows:

(US $ millions)	2015	2016	2017	2018	2019	Thereafter	Total
Maturities of long-term debt	$—	$—	$200	$—	$—	$240	$440

As at December 31, 2014, the effective interest rate on the Company’s debt-related obligations was 6.4% (2013 – 6.4%).

The components of finance costs were as follows:

(US $ millions)	2014	2013
Interest on long-term debt[1]	$27	$31
Amortization of debt issue costs	1	3
Revolving bank lines fees	1	2

	29	36
Net interest expense on net pension obligation	1	1

Total finance costs	$30	$37

[1]	Net of capitalized interest of $1 million and $nil, respectively (note 5).

Senior Secured Notes Due 2017

The Company’s senior secured notes due in 2017 bear a fixed interest rate that varies with the changes in the Company’s credit ratings. In 2014 and 2013, the interest rate was 7.70%.

Senior Secured Notes Due 2020

In November 2013, the Company issued $240 million in senior secured notes due in 2020 with an interest rate of 5.375%. The notes rank pari passu with the Company’s existing senior secured notes due in 2017 and committed revolving bank lines. In December 2013, the Company used the proceeds to early redeem the then existing $165 million 6.25% senior secured notes due in 2015 and $75 million 6.25% senior unsecured notes due in 2015. As a result, a premium of $17 million (pre-tax) was paid for the early extinguishment and a $3 million write-off of unamortized debt issue costs was recorded.

Revolving Bank Lines

The Company has a total aggregate commitment of $245 million which matures in May 2016 and bears interest at money market rates plus a margin that varies with the Company’s credit rating. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2017 and 2020 senior secured notes.

At period-end, none of the revolving bank lines were drawn as cash, $3 million was utilized for letters of credit and $242 million was available to support short-term liquidity requirements.

The bank lines contain two quarterly financial covenants: minimum tangible net worth of $250 million and maximum net debt to total capitalization, book basis, of 65%. The IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back for the purposes of the tangible net worth calculation. In addition, OCI

NORBORD 2014 ANNUAL REPORT 14

movement subsequent to January 1, 2011 is excluded from the tangible net worth calculation. Net debt includes total debt, principal value, less cash and cash equivalents plus letters of credit issued. At period-end, the Company’s tangible net worth for financial covenant purposes was $404 million and net debt for financial covenant purposes was $418 million. Net debt to total capitalization was 51% on a book basis (note 13).

Debt Issue Costs

In 2013, debt issue costs of $6 million were incurred on the issuance of the 2020 senior notes and the renewal of the revolving bank lines. Amortization expense related to debt issue costs for 2014 was $1 million (2013 – $3 million).

NOTE 7. OTHER LIABILITIES

(US $ millions)	Note	Dec 31, 2014	Dec 31, 2013
Defined benefit pension obligation	8	$22	$17
Accrued employee benefits		9	10

		$31	$27

NOTE 8. EMPLOYEE BENEFIT PLANS

Pension Plans

Norbord has a number of pension plans in which participation is available to substantially all employees. Norbord’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The most recent actuarial valuation for funding purposes was conducted as of December 31, 2013.

Information about Norbord’s defined benefit pension obligation and assets is as follows:

(US $ millions)	2014	2013
Change in accrued benefit obligation during the year
Accrued benefit obligation, beginning of year	$89	$96
Current service cost	1	2
Interest on accrued benefit obligation	4	4
Benefits paid	(5)	(7)
Net actuarial loss (gain) arising from changes to:
Demographic assumptions	1	3
Financial assumptions	10	(6)
Experience adjustments	1	2
Foreign currency exchange rate impact	(6)	(5)

Accrued benefit obligation, end of year[1]	$95	$89

Change in plan assets during the year
Plan assets, beginning of year	$72	$64
Interest income	3	3
Remeasurement gains:
Return on plan assets (excluding interest income)	3	8
Employer contributions	6	7
Benefits paid	(5)	(7)
Foreign currency exchange rate impact	(6)	(3)

Plan assets, end of year[1]	$73	$72

Funded status
Accrued benefit obligation	$95	$89
Plan assets	(73)	(72)

Accrued benefit obligation in excess of plan assets	$22	$17

[1]	All plans have accrued benefit obligations in excess of plan assets.

15 NORBORD 2014 ANNUAL REPORT

The components of benefit expense recognized in the statement of earnings are as follows:

(US $ millions)	2014	2013
Current service cost	$1	$2
Net interest cost	1	1

Net periodic pension expense	$2	$3

The significant weighted average actuarial assumptions are as follows:

	2014	2013
Used in calculation of net periodic pension expense for the year
Discount rate	4.7%	4.3%
Price inflation	2.2%	2.0%
Used in calculation of accrued benefit obligation, end of year
Discount rate	3.8%	4.7%
Price inflation	2.2%	2.2%

The impact of a change to the significant actuarial assumptions on the accrued benefit obligation as at December 31, 2014 is as follows:

(US $ millions)	Increase	Decrease
Discount rate (0.5% change)	$(7)	$8
Price inflation rate (1.0% change)	5	(4)

The weighted average asset allocation of Norbord’s defined benefit pension plan assets is as follows:

	Dec 31, 2014	Dec 31, 2013
Asset category
Equity investments	59%	61%
Fixed income investments	37%	36%
Cash	4%	3%

Total assets	100%	100%

Cost of sales includes $9 million (2013 – $8 million) related to contributions to Norbord’s defined contribution pension plans.

NOTE 9. INCOME TAX

Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the amounts used for income tax purposes.

The source of deferred income tax balances is as follows:

(US $ millions)	Dec 31, 2014	Dec 31, 2013
Property, plant and equipment, differences in basis	$(166)	$(166)
Benefit of tax loss carryforwards	85	47
Other differences in basis	11	13

Net deferred income tax liabilities	$(70)	$(106)

(US $ millions)	Dec 31, 2014	Dec 31, 2013
Deferred income tax assets	$29	$14
Deferred income tax liabilities	(99)	(120)

Net deferred income tax liabilities	$(70)	$(106)

NORBORD 2014 ANNUAL REPORT 16

As at December 31, 2014, the Company had the following approximate tax attributes available to carry forward:

	Amount (millions)	Latest Expiry Year
Tax loss carryforwards
Belgium	€34	Indefinite
Canada – non-capital loss	CAD$108	2034
Canada – capital loss	CAD$226	Indefinite
United States	US$133	2034

The loss carryforwards may be utilized over the next several years to eliminate cash taxes otherwise payable, and they will protect future cash flows. Certain deferred tax benefits relating to the above attributes have been included in deferred income taxes in the consolidated financial statements. At each balance sheet date, the Company assesses its deferred income tax assets and recognizes the amounts that, in the judgement of management, are probable to be utilized. During the year, the Company recognized $11 million in net deferred tax assets (2013 – $3 million) relating to prior years’ losses and temporary differences. The Company also recognized $2 million of net deferred tax assets (2013 – $3 million) related to items which were recorded in OCI.

The expiry date, if applicable, of the unrecognized deferred tax assets is as follows:

(US $ millions)	Dec 31, 2014	Dec 31, 2013
2018 – 2034	$12	$19
Do not expire	33	33

Total	$45	$52

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax assets have not been recognized as at December 31, 2014 is $394 million (December 31, 2013 – $322 million).

Income tax (recovery) expense recognized in the statement of earnings comprises the following:

(US $ millions)	2014	2013
Current income tax	$4	$(1)
Deferred income tax	(35)	26

Income tax (recovery) expense	$(31)	$25

Income tax (recovery) expense is calculated as follows:

(US $ millions)	2014	2013
Earnings before income tax	$(5)	$174

Income tax expense at combined Canadian federal and provincial statutory rate of 27% (2013 – 27%)	(1)	47
Effect of:
Rate differences on foreign activities	(17)	(2)
Recognition of the benefit of current year’s tax loss and other deferred tax assets	—	(6)
Recognition of the benefit of prior years’ tax losses and other deferred tax assets	(11)	(3)
Foreign exchange gain	(3)	(1)
Recognition of non-recurring current income tax recovery	(2)	(9)
Other	3	(1)

Income tax (recovery) expense	$(31)	$25

17 NORBORD 2014 ANNUAL REPORT

Income tax recovery (expense) recognized in the statement of comprehensive income comprises the following:

(US $ millions)	2014	2013
Actuarial (loss) gain on post-employment obligations	$(8)	$9
Tax	2	6

Net of tax	$(6)	$15

Foreign currency translation (loss) gain on foreign operations	$(23)	$7
Tax	—	(3)

Net of tax	$(23)	$4

NOTE 10. SHAREHOLDERS’ EQUITY

Share Capital

	2014		2013
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of year	53.4	$661	44.0	$346
Dividend Reinvestment Plan	0.1	1	—	—
Issue of common shares	—	—	9.4	315

Common shares outstanding, end of year	53.5	$662	53.4	$661

As at December 31, 2014, the authorized capital stock of the Company is as follows: an unlimited number of Class A and Class B preferred shares, an unlimited number of non-voting participating shares and an unlimited number of common shares.

Contributed Surplus

Contributed surplus at December 31, 2014 comprises amounts related to compensation expense on stock options issued under the Company’s stock option plan.

Amendment to Warrant Indenture

On March 25, 2013, the Company amended certain terms of its Warrant Indenture dated December 24, 2008 by executing a Supplemental Warrant Indenture to include a cashless exercise feature. This feature allowed warrant holders to elect to exercise their warrants on a cashless basis, and receive common shares based on the in-the-money value of their warrants. The warrants expired on December 24, 2013. In 2013, a total of 134.4 million warrants were exercised on a cashless basis resulting in the issuance of 8.4 million common shares. As required under IFRS, for the year ended December 31, 2013, the cashless exercise of the warrants resulted in:

•	an increase in share capital of $298 million, representing the fair value on the date of exercise of the common shares issued in exchange for the in-the-money value of the warrants;

•	a decrease in contributed surplus of $35 million, representing the book value of the warrants recorded at the time of their issuance; and

•	a decrease in retained earnings of $263 million, reflecting the difference between these two amounts.

Stock Options

	2014		2013
	Options (millions)	Weighted Average Exercise Price (CAD $)	Options (millions)	Weighted Average Exercise Price (CAD $)
Balance, beginning of year	1.4	$26.89	2.2	$20.57
Options granted	0.2	30.41	0.1	30.71
Options exercised	—	—	(0.9)	12.48

Balance, end of year	1.6	$26.81	1.4	$26.89

Exercisable at year-end	0.8	$35.03	0.8	$35.80

NORBORD 2014 ANNUAL REPORT 18

During the year, no stock options were exercised (2013 – 0.9 million stock options were exercised resulting in the issuance of 0.9 million common shares for total proceeds of $12 million).

Under the Company’s stock option plan, the Board of Directors may issue stock options to certain employees of the Company. These options vest over a five-year period and expire 10 years from the date of issue. In 2014, stock option expense of $1 million was recorded with a corresponding increase in contributed surplus (2013 – $1 million).

The following table summarizes the weighted average exercise prices and the weighted average remaining contractual life of the balances of stock options outstanding at December 31, 2014:

		Options Outstanding		Options Exercisable
Range of Exercise Prices (CAD $)	Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CAD $)	Options	Weighted Average Exercise Price (CAD $)
$6.50	74,000	4.09	$6.50	74,000	$6.50
$9.96–$12.05	416,000	7.07	9.98	114,000	10.00
$14.93	351,000	6.08	14.93	197,000	14.93
$18.21	191,000	5.09	18.21	128,000	18.21
$30.41–$31.06	334,472	8.73	30.52	21,994	30.71
$60.90	90,630	3.09	60.90	90,630	60.90
$91.60–$111.30	140,560	1.34	97.83	140,560	97.83

	1,597,662	6.10	$26.81	766,184	$35.03

Accumulated Other Comprehensive (Loss) Income

(US $ millions)	Dec 31, 2014	Dec 31, 2013
Foreign currency translation (loss) gain on foreign operations	$(5)	$18
Net loss on hedge of net investment in foreign operations	(8)	(8)
Actuarial loss on post-employment obligations	(17)	(11)

Accumulated other comprehensive (loss) income, net of tax	$(30)	$(1)

Prior to 2014, actuarial gains and losses on post-employment obligations were recorded in retained earnings. Commencing in 2014, these actuarial gains and losses are being recorded in accumulated other comprehensive income (AOCI) based on further interpretation of IAS 19, Employee Benefits (amended). A transfer of $26 million was recorded from retained earnings to AOCI on January 1, 2013 to retrospectively reflect this change in accounting.

NOTE 11. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	2014	2013
Earnings available to common shareholders	$26	$149

Common shares (millions):
Weighted average number of common shares outstanding	53.4	51.0
Stock options[1]	0.5	0.6
Warrants[1]	—	1.8

Diluted number of common shares	53.9	53.4

Earnings per common share:
Basic	$0.49	$2.92
Diluted	0.48	2.79

[1]	Outstanding stock options and warrants are dilutive when the weighted average daily closing share price for the period was greater than the exercise price for stock options and warrants. The warrants expired on December 24, 2013.

19 NORBORD 2014 ANNUAL REPORT

NOTE 12. SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash operating working capital balance comprises:

(US $ millions)	2014	2013
Cash provided by (used for):
Accounts receivable	$10	$(6)
Inventory	1	(23)
Accounts payable and accrued liabilities	(35)	34

	$(24)	$5

Cash interest and income taxes comprise:

(US $ millions)	2014	2013
Cash interest paid, net	$30	$32
Cash income taxes (received) paid, net	(3)	10

Cash and cash equivalents comprise:

(US $ millions)	Dec 31, 2014	Dec 31, 2013
Cash	$25	$139
Cash equivalents	—	54

	$25	$193

NOTE 13. CAPITAL MANAGEMENT

Norbord’s capital management objective is to achieve top-quartile return on equity (ROE) and cash return on capital employed (ROCE) over the business cycle, among North American forest products companies, to enable it to retain access to public and private capital markets, subject to financial market conditions. This objective is unchanged from the prior year.

Norbord monitors its capital structure using two key measures of its relative debt position. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Net debt to capitalization, book basis, is net debt divided by the sum of net debt and tangible net worth. Net debt consists of the principal value of long-term debt, including the current portion and bank advances (if any) less cash and cash equivalents. Consistent with the treatment under the Company’s financial covenants, letters of credit are included in net debt. Tangible net worth consists of shareholders’ equity.

Net debt to capitalization, market basis, is net debt divided by the sum of net debt and market capitalization. Net debt is calculated, as outlined above, under net debt to capitalization, book basis. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord’s asset base relative to its fair value.

NORBORD 2014 ANNUAL REPORT 20

Norbord’s capital structure at period-end comprised the following:

(US $ millions)	Note	Dec 31, 2014	Dec 31, 2013
Long-term debt, principal value	6	$440	$440
Less: Cash and cash equivalents		(25)	(193)

Net debt		415	247
Add: Letters of credit		3	4

Net debt for financial covenant purposes		418	251

Shareholders’ equity		359	476
Add: IFRS transitional adjustments	6	21	21
Less: Other comprehensive income movement[1]		24	(5)

Tangible net worth for financial covenant purposes		404	492

Total capitalization		$822	$743

Net debt to capitalization, book basis		51%	34%
Net debt to capitalization, market basis		26%	14%

[1]	Cumulative subsequent to January 1, 2011 (note 6).

NOTE 14. FINANCIAL INSTRUMENTS

Norbord has exposure to market, commodity price, interest rate, currency, counterparty credit and liquidity risk. Norbord’s primary risk management objective is to protect the Company’s balance sheet, earnings and cash flow in support of achieving top-quartile return on equity (ROE) and cash return on capital employed (ROCE) among North American forest products companies.

Norbord’s financial risk management activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement, hedging limits, hedging products, authorization levels and reporting. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures. Gains and losses on these instruments are recognized in the same manner as the item being hedged. Hedge ineffectiveness, if any, is measured and included in current period earnings.

Market Risk

Norbord purchases commodity inputs, issues debt at fixed and floating interest rates, invests surplus cash, sells product, purchases inputs in foreign currencies and invests in foreign operations. These activities expose the Company to market risk from changes in commodity prices, interest rates and foreign exchange rates, which affects the Company’s balance sheet, earnings and cash flows. The Company uses derivatives as part of its overall financial risk management policy to manage certain exposures to market risk that result from these activities.

Commodity Price Risk

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond Norbord’s control.

Norbord monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Norbord’s commodity inputs, but, where possible, Norbord will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices. Should Norbord decide to hedge any of this exposure, it will lock in prices directly with its suppliers or, if unfeasible, purchase financial hedges where liquid markets exist.

At December 31, 2014, Norbord has economically hedged approximately 20% of its 2015 expected natural gas consumption by locking in the price directly with its suppliers. Approximately 62% of Norbord’s electricity is purchased in regulated markets, and Norbord has hedged approximately 27% of its 2015 deregulated electricity consumption. While these contracts are derivatives, they are exempt from being accounted for as financial instruments as they were normal purchases for the purpose of receipt.

21 NORBORD 2014 ANNUAL REPORT

Interest Rate Risk

Norbord’s financing strategy is to access public and private capital markets to raise long-term core financing, and to utilize the banking market to provide committed standby credit facilities supporting its short-term cash flow needs. The Company has fixed-rate debt, which subjects it to interest rate price risk, and has floating-rate debt, which subjects it to interest rate cash flow risk. In addition, the Company invests surplus cash in bank deposits and short-term money market securities.

Currency Risk

Norbord’s foreign exchange exposure arises from the following sources:

•	Net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros

•	Net Canadian dollar-denominated monetary assets and liabilities

•	Committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations

The Company may hedge up to 100% of its significant balance sheet foreign exchange exposures by entering into cross-currency swaps and forward foreign exchange contracts. The Company may also hedge a portion of future foreign currency-denominated cash flows, using forward foreign exchange contracts or options for periods of up to three years, in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar, or a weakening Euro versus the Pound Sterling.

Counterparty Credit Risk

Norbord invests surplus cash in bank deposits and short-term money market securities, sells its product to customers on standard market credit terms and uses derivatives to manage its market risk exposures. These activities expose the Company to counterparty credit risk that would result if the counterparty failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.

Norbord operates in a cyclical commodity business. Accounts receivable credit risk is mitigated through established credit management techniques, including conducting financial and other assessments to establish and monitor a customer’s creditworthiness, setting customer limits, monitoring exposures against these limits and, in some instances, purchasing credit insurance or obtaining trade letters of credit. At period-end, the key performance metrics on the Company’s accounts receivable are in line with prior periods. As at December 31, 2014, the provision for doubtful accounts was less than $1 million (December 31, 2013 – less than $1 million). In 2014, Norbord had one customer whose purchases represented greater than 10% of total sales.

Under an accounts receivable securitization program, Norbord has transferred substantially all of its present and future trade accounts receivable to a third-party trust, sponsored by a highly rated Canadian financial institution, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. At December 31, 2014, Norbord had no drawings (December 31, 2013 – no drawings) relating to this program. The fair value of the deferred purchase price approximates its carrying value as a result of the short accounts receivable collection cycle and negligible historical credit losses.

Surplus cash is only invested with counterparties meeting minimum credit quality requirements and issuer and concentration limits. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Company’s maximum counterparty credit exposure at year-end consisted of the carrying amount of cash and cash equivalents and accounts receivable, which approximate fair value, and the fair value of derivative financial assets.

NORBORD 2014 ANNUAL REPORT 22

Liquidity Risk

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At period-end, Norbord had $25 million in cash and cash equivalents, $100 million undrawn under its accounts receivable securitization program and $242 million in unutilized committed revolving bank lines.

Financial Liabilities

The following table summarizes the aggregate amount of contractual future cash outflows for the Company’s financial liabilities:

	Payments Due by Period
(US $ millions)	2015	2016	2017	2018	2019	Thereafter	Total
Principal	$—	$—	$200	$—	$—	$240	$440
Interest	29	29	21	13	13	13	118

Long-term debt, including interest	$29	$29	$221	$13	$13	$253	$558

Note: The above table does not include pension and post-employment benefits plan obligations.

Non-Derivative Financial Instruments

The net book values and fair values of non-derivative financial instruments were as follows:

		Dec 31, 2014		Dec 31, 2013
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$25	$25	$193	$193
Accounts receivable	Loans and receivables	121	121	130	130

		$146	$146	$323	$323

Financial liabilities:
Accounts payable and accrued liabilities	Other financial liabilities	$181	$181	$206	$206
Long-term debt	Other financial liabilities	434	451	433	462
Other liabilities	Other financial liabilities	31	31	27	27

		$646	$663	$666	$695

Derivative Financial Instruments

Canadian dollar monetary hedge

At year-end, the Company had a foreign currency forward contract representing a notional amount of CAD $9 million (December 31, 2013 – CAD $1 million) in place to buy US dollars and sell Canadian dollars with a maturity of January 2015. The fair value of this contract at year-end is an unrealized gain of less than $1 million (December 31, 2013 – an unrealized loss of less than $1 million); the carrying value of the derivative instrument is equivalent to the unrealized gain at year-end. During the year, realized gains on the Company’s matured hedges were $1 million (2013 – less than $1 million). A 1% change in the exchange rate would result in a less than $1 million impact.

Euro cash flow hedge

At year-end, the Company had foreign currency options representing a notional amount of €55 million (December 31, 2013 – €100 million) in place to buy Pounds Sterling and sell Euros with maturities between January 2015 and November 2015. The fair value of these contracts at period-end is less than $1 million (December 31, 2013 – less than $1 million). During the year, realized losses on the Company’s matured hedges were less than $1 million (2013 – less than $1 million). A 1% change in the exchange rate would result in a less than $1 million impact.

23 NORBORD 2014 ANNUAL REPORT

Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged.

NOTE 15. COMMITMENTS AND CONTINGENCIES

Income Tax

In the normal course of operations, the Company is subject to various uncertainties concerning the interpretation and application of tax laws in the filing of its tax returns in operating jurisdictions, which could materially affect the Company’s cash flows. There can be no assurance that the tax authorities will not challenge the Company’s filing positions.

Other

The Company has provided certain commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss.

The Company has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 year	1–5 years	Thereafter	Total
Purchase obligations	$56	$110	$—	$166
Operating leases	4	5	—	9

	$60	$115	$—	$175

NOTE 16. RELATED PARTY TRANSACTIONS

In the normal course of operations, the Company enters into various transactions on market terms with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during the normal course of business.

Warrants

On March 25, 2013, Brookfield exercised all of its warrants on a cashless basis and received an additional 8.2 million common shares (note 10). As a result, Brookfield’s ownership increased from 52% to approximately 59% of common shares outstanding.

Secondary Offering

On March 25, 2013, Brookfield and the Company entered into an agreement with a syndicate of investment dealers to complete a secondary offering of Norbord’s common shares. Under the agreement, the syndicate agreed to purchase 3.3 million common shares at a purchase price of CAD $33.00 per common share. Brookfield offered 2.75 million shares and the Company’s senior management offered 0.55 million shares. Brookfield also granted the underwriters an over-allotment option to purchase up to an additional 0.5 million shares, which was exercised in full prior to the closing. On April 16, 2013, upon closing of the secondary offering of Norbord’s common shares, Brookfield’s ownership decreased from approximately 59% to 53% of the common shares outstanding. Norbord did not receive any proceeds from the offering.

NORBORD 2014 ANNUAL REPORT 24

Indemnity Commitment

As at December 31, 2014, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

Other

The Company provided certain administrative services to Brookfield which were charged on a cost recovery basis. In addition, the Company periodically purchases goods from or engages the services of Brookfield for various financial, real estate and other business advisory services. In 2014, the fees for services rendered and the cost of goods purchased were less than $1 million (2013 – $3 million) and were charged at market rates.

Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2014	2013
Salaries, incentives and short-term benefits	$2	$4
Share-based awards	1	1

	$3	$5

NOTE 17. GEOGRAPHIC SEGMENTS

The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment and therefore include export sales.

				2014
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$688	$510	$—	$1,198
Adjusted EBITDA[1]	54	47	(11)	90
Depreciation	44	16	—	60
Investment in property, plant and equipment	59	19	—	78
Property, plant and equipment	671	129	—	800

				2013
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$879	$464	$—	$1,343
Adjusted EBITDA[1]	255	46	(14)	287
Depreciation	39	17	—	56
Investment in property, plant and equipment	64	19	—	83
Property, plant and equipment	656	138	—	794

[1]	Adjusted EBITDA is earnings before finance costs, costs related to Ainsworth combination, costs on early debt extinguishment, income tax and depreciation.

25 NORBORD 2014 ANNUAL REPORT

NOTE 18. PENDING BUSINESS COMBINATION

On December 8, 2014, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) announced that they had entered into an arrangement agreement under which the Company will acquire all of the outstanding common shares of Ainsworth in an all-share transaction. Under the terms of the transaction, Ainsworth shareholders will receive 0.1321 of a share of the Company for each Ainsworth share pursuant to a plan of arrangement under the British Columbia Business Corporations Act.

On January 27, 2015, the transaction was approved by the required majorities of shareholders of each of Ainsworth and the Company. The transaction remains subject to customary conditions to closing, including court approval of the plan of arrangement. The transaction is expected to close by the end of the first quarter of 2015.

The Company expects to elect not to account for the transaction as a business combination under IFRS 3 Business Combinations, as the transaction represents a reorganization of entities under common control of Brookfield. Accordingly, the combination is expected to be done on a book value basis and no adjustments are expected to be made to reflect fair values or to recognize any new assets or liabilities of either entity.

NOTE 19. PRIOR PERIOD COMPARATIVES

Certain 2013 figures have been reclassified to conform with the current year’s presentation.

NORBORD 2014 ANNUAL REPORT 26